April 26, 2018

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, NE
Washington, DC 20549
Attention:    Christina Chalk, Esq., Senior Special Counsel
Folake Ayoola, Esq., Special Counsel

Re:	Acacia Research Corp.
PRER14A filed April 19, 2018
File No. 001-37721

Dear Ms. Chalk and Ms. Ayoola:

On behalf of our client, Acacia Research Corporation (the “Company”), we are responding to the comments in respect of the Preliminary (Contested) Proxy Statement on Schedule 14A filed by the Company on April 19, 2018 (the “Preliminary Proxy Statement”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter to Robert B. Stewart, Jr., the President of the Company, dated April 24, 2018 (the “Comment Letter”). Together with these responses, the Company is concurrently filing with the Commission its revised Preliminary (Contested) Proxy Statement via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, immediately following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Background of the Solicitation, page 7

1.
Staff Comment: Please expand your disclosure to summarize any material developments that transpired in the year-long search process that culminated in the appointments of Messrs. Davis and Falzone. For instance, to the extent applicable, discuss whether an independent third party consultant firm was used and whether multiple nominees were presented to the board.

Company Response: The Company acknowledges the Staff’s comment and has expanded the disclosure on page 7 to provide the requested additional information. In addition, in response to the Staff’s comment, we respectfully advise that we have been informed by the Company that the Company did not use an independent third party consultant firm in connection with the search process conducted by the Board, and that no director candidates other than Messrs. Davis and Falzone and the Sidus director nominees were presented to the Board.

On behalf of the Company, we hereby confirm the Company’s and its management’s understanding that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing responses to the Staff’s comments or require additional information, please do not hesitate to contact me at (212) 801-2222.

Sincerely,

/s/ Dennis J. Block
Dennis J. Block

cc:    Robert B. Stewart, Jr., President, Acacia Research Corporation
Dmitriy Tartakovskiy, Greenberg Traurig, LLP